Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-122139

The Walt Disney Company

$750,000,000 Floating Rate Global Notes due 2010

$350,000,000 6.00% Global Notes due 2017

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Bloomberg.com  published information regarding a notes offering by The Walt Disney Company (the “Company”) on July 12, 2007, in which a spokesman of the Company, Jonathan Friedland, was quoted with respect to the offering as follows: “We’re in the market and the deal is going well,” and on July 13, 2007, in which Thomas Staggs, the Company’s chief financial officer was quoted with respect to the state of the debt markets in general and the response to the offering as follows: “It’s been a little stormy but the reception by the market has been strong. We’re pleased.’’  Information regarding the price, terms and other conditions of the notes is contained in the pricing supplement dated July 12, 2007, filed with the Securities and Exchange Commission on July 16, 2007.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, or Goldman, Sachs & Co. toll-free at 1-866-471-2526, or J.P. Morgan Securities Inc. collect at 212-834-4533.